AVANTAIR, INC.

4311 General Howard Drive

Clearwater, FL 10017

(727) 539-0071

October 2, 2007

VIA EDGAR AND FACSIMILE

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Avantair, Inc. (the “Registrant”) Registration Statement on Form S-1, as amended SEC File No. 333-142312

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Registrant hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:30 P.M. on Wednesday, October 3, or as soon as thereafter practicable.

Please note that we acknowledge the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ John Waters
John Waters Chief Financial Officer

cc: William Haddad, Esq.